SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4 th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

AMBEV REPORTS 2008 UNAUDITED INFORMATION UNDER IFRS

São Paulo, June 30, 2009 – Companhia de Bebidas das Américas – AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its Unaudited Quarterly Consolidated results for the year ended December 31, 2008 prepared in accordance with International Financial and Reporting Standards (IFRS). The selected information presented in this press release derives from our audited consolidated financial statements prepared in accordance with IFRS and filed with the CVM and the SEC on May 6, 2009 and is unaudited. Unless otherwise indicated, the information contained herewith is presented in nominal Reais and is being issued with the purpose to provide a comparison basis to the users of AmBev’s financial statements for the 2009 figures under IFRS.

The information contained in this press release presents a summary of our income statement through the EBITDA line for our three business units:

•
Latin America North (LAN), which includes (i) our operations in Brazil where we operate two divisions: (i) beer sales (“Beer Brazil”) and (ii) carbonated soft drinks and non-alcoholic non-carbonated sales (“CSD & NANC Brazil”); and our HILA-Ex operations comprising of Dominican Republic, Ecuador, Guatemala (which also serves El Salvador and  Nicaragua), Peru and Venezuela;

•	Latin America South (LAS), which includes our Quinsa operations in the countries of Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and beer exports to the United States.

Normalized EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or IFRS and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Both Normalized EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before non-recurring items. Non-recurring items are either income or expenses that do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in this release may not add up due to rounding.

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 2

AMBEV CONSOLIDATED
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	35,784.8	32,777.1	34,445.1	43,955.7	146,962.8
Net Revenue	4,833.4	4,713.4	4,800.9	6,365.5	20,713.2
Net Revenue/hl	135.1	143.8	139.4	144.8	140.9
COGS	(1,669.2)	(1,649.5)	(1,699.3)	(2,199.6)	(7,217.6)
COGS/hl	(46.6)	(50.3)	(49.3)	(50.0)	(49.1)
Gross Profit	3,164.1	3,063.9	3,101.6	4,165.9	13,495.5
Gross Margin	65.5%	65.0%	64.6%	65.4%	65.2%
SG&A excl. deprec.&amort.	(1,302.5)	(1,309.1)	(1,255.4)	(1,537.4)	(5,404.4)
SG&A deprec.&amort.	(122.1)	(136.0)	(125.7)	(205.1)	(588.9)
SG&A Total	(1,424.7)	(1,445.1)	(1,381.1)	(1,742.5)	(5,993.3)
Other operating income/expenses	85.4	97.9	76.3	123.9	383.5
Normalized EBIT	1,824.9	1,716.7	1,796.8	2,547.3	7,885.7
Normalized EBIT Margin	37.8%	36.4%	37.4%	40.0%	38.1%
Normalized EBITDA	2,107.4	2,012.5	2,088.6	2,965.8	9,174.3
Normalized EBITDA Margin	43.6%	42.7%	43.5%	46.6%	44.3%

LATIN AMERICA NORTH
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	24,374.0	22,870.0	23,776.3	30,497.7	101,518.0
Net Revenue	3,294.9	3,088.0	3,154.4	4,134.8	13,671.9
Net Revenue/hl	135.2	135.0	132.7	135.6	134.7
COGS	(1,105.2)	(1,061.8)	(1,069.1)	(1,366.0)	(4,602.1)
COGS/hl	(45.3)	(46.4)	(45.0)	(44.8)	(45.3)
Gross Profit	2,189.7	2,026.1	2,085.2	2,768.8	9,069.8
Gross Margin	66.5%	65.6%	66.1%	67.0%	66.3%
SG&A excl. deprec.&amort.	(858.2)	(852.2)	(810.0)	(1,010.7)	(3,531.1)
SG&A deprec.&amort.	(96.1)	(100.1)	(99.6)	(168.6)	(464.4)
SG&A Total	(954.3)	(952.3)	(909.6)	(1,179.3)	(3,995.4)
Other operating income/expenses	78.8	94.9	60.0	101.9	335.6
Normalized EBIT	1,314.2	1,168.8	1,235.6	1,691.4	5,410.0
Normalized EBIT Margin	39.9%	37.8%	39.2%	40.9%	39.6%
Normalized EBITDA	1,503.1	1,354.9	1,427.3	1,970.8	6,256.2
Normalized EBITDA Margin	45.6%	43.9%	45.2%	47.7%	45.8%

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 3

Brazil Consolidated
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	22,730.3	21,345.2	22,216.6	28,801.8	95,093.9
Net Revenue	3,149.5	2,951.2	3,016.2	3,941.9	13,058.7
Net Revenue/hl	138.6	138.3	135.8	136.9	137.3
COGS	(1,015.9)	(968.9)	(969.9)	(1,226.4)	(4,181.2)
COGS/hl	(44.7)	(45.4)	(43.7)	(42.6)	(44.0)
Gross Profit	2,133.6	1,982.3	2,046.3	2,715.4	8,877.6
Gross Margin	67.7%	67.2%	67.8%	68.9%	68.0%
SG&A excl. deprec.&amort.	(776.2)	(769.3)	(731.6)	(907.5)	(3,184.7)
SG&A deprec.&amort.	(87.8)	(91.7)	(91.7)	(156.0)	(427.2)
SG&A Total	(864.0)	(861.0)	(823.3)	(1,063.5)	(3,611.8)
Other operating income/expenses	79.0	95.3	40.6	94.6	309.5
Normalized EBIT	1,348.6	1,216.5	1,263.6	1,746.5	5,575.2
Normalized EBIT Margin	42.8%	41.2%	41.9%	44.3%	42.7%
Normalized EBITDA	1,519.4	1,384.6	1,438.1	2,000.2	6,342.4
Normalized EBITDA Margin	48.2%	46.9%	47.7%	50.7%	48.6%

Brazil Beer Results
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	16,908.9	15,811.5	16,056.8	21,183.7	69,960.9
Net Revenue	2,615.5	2,446.2	2,455.1	3,242.8	10,759.5
Net Revenue/hl	154.7	154.7	152.9	153.1	153.8
COGS	(787.5)	(749.5)	(734.9)	(952.4)	(3,224.3)
COGS/hl	(46.6)	(47.4)	(45.8)	(45.0)	(46.1)
Gross Profit	1,828.0	1,696.7	1,720.2	2,290.4	7,535.3
Gross Margin	69.9%	69.4%	70.1%	70.6%	70.0%
SG&A excl. deprec.&amort.	(692.1)	(644.5)	(629.1)	(776.5)	(2,742.2)
SG&A deprec.&amort.	(74.1)	(75.9)	(75.3)	(127.9)	(353.2)
SG&A Total	(766.1)	(720.5)	(704.4)	(904.4)	(3,095.4)
Other operating income/expenses	64.5	77.1	24.0	56.4	221.9
Normalized EBIT	1,126.3	1,053.3	1,039.8	1,442.4	4,661.8
Normalized EBIT Margin	43.1%	43.1%	42.4%	44.5%	43.3%
Normalized EBITDA	1,269.6	1,191.6	1,179.0	1,646.2	5,286.5
Normalized EBITDA Margin	48.5%	48.7%	48.0%	50.8%	49.1%

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 4

Brazil CSD&Nanc Results
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	5,821.3	5,533.7	6,159.8	7,618.1	25,132.9
Net Revenue	534.0	505.0	561.1	699.1	2,299.2
Net Revenue/hl	91.7	91.3	91.1	91.8	91.5
COGS	(228.4)	(219.4)	(235.0)	(274.0)	(956.9)
COGS/hl	(39.2)	(39.6)	(38.2)	(36.0)	(38.1)
Gross Profit	305.6	285.6	326.1	425.0	1,342.3
Gross Margin	57.2%	56.6%	58.1%	60.8%	58.4%
SG&A excl. deprec.&amort.	(84.2)	(124.8)	(102.5)	(131.0)	(442.5)
SG&A deprec.&amort.	(13.7)	(15.8)	(16.4)	(28.1)	(74.0)
SG&A Total	(97.9)	(140.6)	(118.9)	(159.1)	(516.5)
Other operating income/expenses	14.6	18.2	16.7	38.2	87.6
Normalized EBIT	222.3	163.2	223.8	304.1	913.4
Normalized EBIT Margin	41.6%	32.3%	39.9%	43.5%	39.7%
Normalized EBITDA	249.7	193.0	259.1	354.0	1,055.9
Normalized EBITDA Margin	46.8%	38.2%	46.2%	50.6%	45.9%

Hila-ex Results
R$ million	1Q08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl) - Total	1,643.8	1,524.8	1,559.7	1,695.9	6,424.1
Beer Volume ('000 hl)	735.8	718.3	701.7	725.4	2,881.2
CSD Volume ('000 hl)	907.9	806.5	858.0	970.5	3,543.0
Net Revenue	145.3	136.8	138.2	192.9	613.2
Net Revenue/hl	88.4	89.7	88.6	113.7	95.5
COGS	(89.3)	(92.9)	(99.2)	(139.6)	(421.0)
COGS/hl	(54.3)	(60.9)	(63.6)	(82.3)	(65.5)
Gross Profit	56.1	43.9	38.9	53.3	192.2
Gross Margin	38.6%	32.1%	28.2%	27.6%	31.3%
SG&A excl. deprec.&amort.	(81.9)	(82.9)	(78.4)	(103.2)	(346.4)
SG&A deprec.&amort.	(8.3)	(8.3)	(7.9)	(12.6)	(37.2)
SG&A Total	(90.2)	(91.2)	(86.3)	(115.8)	(383.6)
Other operating income/expenses	(0.2)	(0.4)	19.4	7.3	26.1
Normalized EBIT	(34.4)	(47.8)	(28.0)	(55.1)	(165.3)
Normalized EBIT Margin	-23.7%	-34.9%	-20.3%	-28.6%	-27.0%
Normalized EBITDA	(16.3)	(29.7)	(10.8)	(29.5)	(86.2)
Normalized EBITDA Margin	-11.2%	-21.7%	-7.8%	-15.3%	-14.1%

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 5

Quinsa Consolidated Total
R$ million	1Q 08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	9,178.1	6,610.4	7,344.7	10,564.6	33,697.8
Net Revenue	795.0	592.8	679.5	1,233.1	3,300.4
Net Revenue/hl	86.6	89.7	92.5	116.7	97.9
COGS	(318.1)	(272.4)	(310.9)	(493.8)	(1,395.3)
COGS/hl	(34.7)	(41.2)	(42.3)	(46.7)	(41.4)
Gross Profit	476.8	320.3	368.6	739.3	1,905.1
Gross Margin	60.0%	54.0%	54.2%	60.0%	57.7%
SG&A excl. deprec.&amort.	(150.6)	(136.6)	(151.6)	(226.8)	(665.7)
SG&A deprec.&amort.	(14.9)	(13.7)	(14.2)	(18.8)	(61.6)
SG&A Total	(165.6)	(150.3)	(165.8)	(245.6)	(727.3)
Other operating income/expenses	10.9	0.1	(7.7)	21.4	24.7
Normalized EBIT	322.2	170.2	195.1	515.1	1,202.5
Normalized EBIT Margin	40.5%	28.7%	28.7%	41.8%	36.4%
Normalized EBITDA	375.7	224.1	249.3	588.1	1,437.2
Normalized EBITDA Margin	47.3%	37.8%	36.7%	47.7%	43.5%

Quinsa Consolidated - Beer
R$ million	1Q 08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	5,680.2	3,857.4	4,304.9	6,584.9	20,427.3
Net Revenue	569.3	415.8	485.3	905.9	2,376.2
Net Revenue/hl	100.2	107.8	112.7	137.6	116.3
COGS	(178.5)	(156.5)	(182.2)	(292.4)	(809.6)
COGS/hl	(31.4)	(40.6)	(42.3)	(44.4)	(39.6)
Gross Profit	390.8	259.3	303.1	613.4	1,566.6
Gross Margin	68.6%	62.4%	62.5%	67.7%	65.9%
SG&A excl. deprec.&amort.	(110.7)	(103.8)	(113.6)	(165.6)	(493.7)
SG&A deprec.&amort.	(7.3)	(6.3)	(6.8)	(8.9)	(29.3)
SG&A Total	(118.0)	(110.2)	(120.4)	(174.5)	(523.0)
Other operating income/expenses	10.6	0.7	(9.1)	7.6	9.8
Normalized EBIT	283.5	149.8	173.6	446.6	1,053.4
Normalized EBIT Margin	49.8%	36.0%	35.8%	49.3%	44.3%
Normalized EBITDA	323.2	189.3	213.8	501.2	1,227.5
Normalized EBITDA Margin	56.8%	45.5%	44.1%	55.3%	51.7%

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 6

Quinsa Consolidated - CSD&Nanc
R$ million	1Q 08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl)	3,497.9	2,753.0	3,039.8	3,979.8	13,270.5
Net Revenue	225.7	177.0	194.2	327.2	924.1
Net Revenue/hl	64.5	64.3	63.9	82.2	69.6
COGS	(139.6)	(115.9)	(128.7)	(201.4)	(585.7)
COGS/hl	(39.9)	(42.1)	(42.3)	(50.6)	(44.1)
Gross Profit	86.0	61.1	65.5	125.9	338.5
Gross Margin	38.1%	34.5%	33.7%	38.5%	36.6%
SG&A excl. deprec.&amort.	(40.0)	(32.7)	(38.1)	(61.3)	(172.0)
SG&A deprec.&amort.	(7.6)	(7.4)	(7.4)	(9.9)	(32.3)
SG&A Total	(47.6)	(40.1)	(45.4)	(71.1)	(204.3)
Other operating income/expenses	0.3	(0.6)	1.4	13.8	15.0
Normalized EBIT	38.7	20.4	21.5	68.5	149.1
Normalized EBIT Margin	17.2%	11.5%	11.1%	20.9%	16.1%
Normalized EBITDA	52.5	34.9	35.4	87.0	209.8
Normalized EBITDA Margin	23.3%	19.7%	18.3%	26.6%	22.7%
.

SUPPLEMENTAL DATA UNAUDITED QUARTERLY INFORMATION UNDER IFRS YEAR ENDED DECEMBER 31, 2008 Page 7

Labatt Canada Results
R$ million	1Q 08	2Q08	3Q08	4Q08	FY 2008
Volume ('000 hl) - Total	2,232.8	3,296.6	3,324.1	2,893.5	11,747.0
Net Revenue - Total	743.5	1,032.7	967.0	997.7	3,740.9
Net Revenue/hl - Total	333.0	313.3	290.9	344.8	318.5
COGS	(245.9)	(315.2)	(319.2)	(339.8)	(1,220.2)
COGS/hl	(110.1)	(95.6)	(96.0)	(117.5)	(103.9)
Gross Profit	497.6	717.5	647.8	657.8	2,520.7
Gross Margin	66.9%	69.5%	67.0%	65.9%	67.4%
SG&A excl. deprec.&amort.	(293.7)	(320.3)	(293.7)	(299.9)	(1,207.7)
SG&A deprec.&amort.	(11.1)	(22.2)	(11.9)	(17.7)	(62.9)
SG&A Total	(304.8)	(342.5)	(305.7)	(317.6)	(1,270.6)
Other operating income/expenses	(4.3)	2.9	24.0	0.6	23.2
Normalized EBIT	188.5	377.8	366.1	340.8	1,273.3
Normalized EBIT Margin	25.4%	36.6%	37.9%	34.2%	34.0%
Normalized EBITDA	228.6	433.4	412.1	406.8	1,480.9
Normalized EBITDA Margin	30.7%	42.0%	42.6%	40.8%	39.6%

For additional information, please contact the Investor Relations Department:

                                       Michael Findlay                                 Myriam Bado
                                    +55 11 2122-1415                            +55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional Company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of Company presentations and events.

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, Company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition and liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2009

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer